UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          EPIC FINANCIAL CORPORATION
-----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
-----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   294269105
-----------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Parker
                          Epic Financial Corporation
                         3330 Irvine Avenue, Suite 220
                        Newport Beach, California 92660
			        (949) 622-1130
-----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               - with copies to -
                              Randolf W. Katz, Esq.
                                Bryan Cave LLP
                          2020 Main Street, Suite 600
                            Irvine, California 92614
                                 (949) 223-7000


                                  March 31, 2003
-----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



PAGE-1-



                                  SCHEDULE 13D

-------------------------------------
CUSIP NO. 294269105                                 Page 2 of 14 Pages
-------------------------------------



-----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         William R. Parker
-----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [ ]
         (b)  [ ]

-----------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-----------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

[ ]
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-----------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                               1,500,000
BENEFICIALLY                       ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                              0
ING PERSON                         ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                     1,500,000
                                   ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                          0
                                   ------------------------------------

-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,500,000
-----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


[ ]
-----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         44.79%
-----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------






                              SCHEDULE 13D

-------------------------------------
CUSIP NO. 294269105                                 Page 3 of 14 Pages
-------------------------------------



-----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         David H. Sun
-----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [ ]
         (b)  [ ]

-----------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-----------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

[ ]
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-----------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                               500,000
BENEFICIALLY                       ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                              0
ING PERSON                         ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                     500,000
                                   ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                          0
                                   ------------------------------------

-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        500,000
-----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


[ ]
-----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.93%
-----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------




                              SCHEDULE 13D

-------------------------------------
CUSIP NO. 294269105                                 Page 4 of 14 Pages
-------------------------------------



-----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Cheryl Ketner
-----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [ ]
         (b)  [ ]

-----------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-----------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

[ ]
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-----------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                               300,000
BENEFICIALLY                       ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                              0
ING PERSON                         ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                     300,000
                                   ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                          0
                                   ------------------------------------

-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        300,000
-----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


[ ]
-----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.96%
-----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------






                              SCHEDULE 13D

-------------------------------------
CUSIP NO. 294269105                                 Page 5 of 14 Pages
-------------------------------------



-----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Danbury Consultants, Inc.       48-1272057

-----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [ ]
         (b)  [ ]

-----------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-----------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

[ ]
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
-----------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                               225,000
BENEFICIALLY                       ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                              0
ING PERSON                         ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                     225,000
                                   ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                          0
                                   ------------------------------------

-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        225,000
-----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


[ ]
-----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.72%
-----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-----------------------------------------------------------------------





                              SCHEDULE 13D

-------------------------------------
CUSIP NO. 294269105                                 Page 6 of 14 Pages
-------------------------------------



-----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         NFC Consultants, Inc.           33-0942642

-----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [ ]
         (b)  [ ]

-----------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-----------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

[ ]
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                               275,000
BENEFICIALLY                       ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                              0
ING PERSON                         ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                     275,000
                                   ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                          0
                                   ------------------------------------

-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        275,000
-----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


[ ]
-----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.21%
-----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-----------------------------------------------------------------------





                            SCHEDULE 13D
CUSIP No. 294269105	                             Page 7 of 14 Pages


Item 1.  Security and Issuer.
         -------------------

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of Epic Financial Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3300 Irvine Avenue, Suite 220, Newport Beach, California 92660


Item 2.  Identity and Background.
         -----------------------

     1.	(a)   William R. Parker

	(b)   3300 Irvine Avenue, Suite 220, Newport Beach, California 92660

	(c) Director and President of Epic Financial Corporation and Director, President, Secretary and Treasurer of Saddleback Investment Services, Inc., a wholly-owned subsidiary of Epic Financial Corporation.

	(d) During the last five years, Mr. Parker has not been convicted in a criminal proceeding.

	(e) During the last five years, Mr. Parker was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)   Mr. Parker is a citizen of the United States.


     2.	(a)   David H. Sun

	(b)   215 Milford Drive, Corona del Mar, California 92625

	(c)   Private investor

	(d) During the last five years, Mr. Sun has not been convicted in a criminal proceeding.

	(e) During the last five years, Mr. Sun was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)   Mr. Sun is a citizen of the United States.





                              SCHEDULE 13D
CUSIP No. 294269105	                             Page 8 of 14 Pages



     3.	(a)   Cheryl Ketner

	(b)   22 Cape Danbury, Newport Beach, California 92660

	(c)   Chiropractor

	(d) During the last five years, Ms. Ketner has not been convicted in a criminal proceeding.

	(e) During the last five years, Ms. Ketner was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)   Ms. Ketner is a citizen of the United States.


     4.	(a)   Danbury Consultants, Inc., a California corporation ("Danbury").
The sole officer, director and shareholder of Danbury is Christine Woller.
Ms. Woller is a citizen of the United States. Her address is 3300 Irvine Avenue, Suite 320, Newport Beach, California 92660.

	(b) Danbury is engaged in the business of management consulting for businesses.

	(c) The principal business address of Danbury and the address of its principal office is 3300 Irvine Avenue, Suite 320, Newport Beach, California 92660.

	(d) During the last five years, neither Danbury nor Ms. Woller has been convicted in a criminal proceeding.

	(e) During the last five years, neither Danbury nor Ms. Woller was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.







                              SCHEDULE 13D
CUSIP No. 294269105	                             Page 9 of 14 Pages



      5	(a)   NFC Consultants, Inc., a Delaware corporation ("NFC").  The sole officer, director and stockholder of NFC is Ellena Duffy. Ms. Duffy is a citizen of the United States. Her address is 24 Flintstone, Aliso Viejo, California 92656.

	(b) NFC is engaged in the business of real estate investment consulting.

	(c) The principal business address of NFC and the address of its principal office is 24 Flintstone, Aliso Viejo, California 92656.

	(d) During the last five years, neither NFC nor Ms. Duffy has been convicted in a criminal proceeding.

	(e) During the last five years, neither NFC nor Ms. Duffy was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

       The acquisition of the shares of Common Stock of the Issuer, which is the subject of this Schedule 13D, resulted from that certain Purchase Agreement by and between the Issuer and William R. Parker, dated March 7, 2003 (the "Purchase Agreement"), whereby the Issuer agreed to issue
3,000,000 shares of its Common Stock (the "Purchase Shares") to Mr. Parker in exchange for all of the issued and outstanding common stock, no par value, of Saddleback Investment Services, Inc. ("Saddleback"), which became a wholly-owned subsidiary of the Issuer upon the closing of the transactions contemplated by the Purchase Agreement. Subsequent to the execution of the Purchase Agreement but prior to the Closing Date of the transaction, as a result of a capital transaction at Saddleback, Mr. Parker assigned the rights to an aggregate of 1,500,000 of the Purchase Shares to David H. Sun as to 500,000 shares, Cheryl Ketner as to 300,000 shares, Danbury
Consultants, Inc., as to 225,000 shares, NFC Consultants, Inc., as to
275,000 shares, John W. Hopkins as to 100,000 shares, and Michael A. Cardwell and Cynthia K. Cardwell as to an aggregate of 100,000 shares. This assignment reflected the $100,000 contribution to the capital of Saddleback made by the referenced assignees prior to the execution of the Purchase Agreement that resulted in their aggregate beneficial ownership of 50% of the equity of Saddleback at the time that the Issuer closed its acquisition of Saddleback. Reference is made to the Issuer's Current Report on Form 8-K dated March 31, 2003, which was filed with the Securities and Exchange Commission on March 31, 2003, for further information concerning the acquisition of Saddleback.







                              SCHEDULE 13D
CUSIP No. 294269105	                             Page 10 of 14 Pages


Item 4.  Purpose of Transaction.
         ----------------------

        The acquisition of the securities of the Issuer was in connection with the transaction referenced in Item 3, above. The reporting persons currently have no plans or proposals that relate to or would result in:

        (a) The acquisition by any persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

	(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

	(c) A sale of a material amount of assets of the Issuer or any of its subsidiaries;

	(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

	(e) Any material change in the present capitalization or dividend policy of the Issuer;

	(f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing the common stock of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

        (i) Causing the common stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)   Any other action similar to any of those enumerated above;


provided that, William R. Parker, in his capacity as a director and President of the Issuer, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the Issuer and which action is approved by the Board of Directors of the Issuer, if so required. Reference is made to the Issuer's Current Report on Form 8-K dated March 31, 2003, which was filed with the Securities and Exchange Commission on March 31, 2003, for further information concerning the acquisition of Saddleback.





                              SCHEDULE 13D
CUSIP No. 294269105	                             Page 11 of 14 Pages



Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

      The filing of this Schedule 13D shall not be construed as an acknowledgment or admission that any of Mr. Parker, Mr. Sun, Ms. Ketner, Danbury, or NFC is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities covered by this Schedule 13D, except those specifically identified as being beneficially owned by such person or entity. The filing of this Schedule 13D shall not be construed as an acknowledgment or admission that any of such persons or entities, for the purposes of
Section 13d) or 13(g) of the Act, affirms the existence of a group.

         (a)	(1)   Mr. Parker is the record and beneficial owner of
1,500,000 shares of the Issuer's Common Stock, which represents 44.79% of the Issuer's Common Stock at this time. Other than set forth herein, currently, Mr. Parker has no other interest, either of record or beneficially, in the Common Stock of the Issuer, except that Saddleback, a wholly owned subsidiary of the Issuer, of which Parker is a director, President, Secretary, and Treasurer, is the beneficial owner of 1,000,000 shares of the Issuer's Series A Convertible Preferred Stock, which is convertible in whole or in part at any time and from time to time into shares of the Issuer's Common Stock in varying amounts. Saddleback acquired such shares on or about January 31, 2003. Reference is made to the Issuer's Current Report on Form 8-K dated April 10, 2003, which was filed with the Securities and Exchange Commission on April 10, 2003, for further information concerning the designations, preferences, and rights of the Series A Convertible Preferred Stock.

		(2) Mr. Sun is the record and beneficial owner of 500,000 shares of the Issuer's Common Stock, which represents 14.93% of the Issuer's Common Stock at this time. Currently, Mr. Sun has no other interest, either of record or beneficially, in the Common Stock of the Issuer.

		(3) Ms. Ketner is the record and beneficial owner of 300,000 shares of the Issuer's Common Stock, which represents 8.96% of the Issuer's Common Stock at this time. Currently, Ms. Ketner has no other interest, either of record or beneficially, in the Common Stock of the Issuer.

		(4) Danbury is the record and beneficial owner of 225,000 shares of the Issuer's Common Stock, which represents 6.72% of the Issuer's Common Stock at this time. Currently, Danbury has no other interest, either of record or beneficially, in the Common Stock of the Issuer, except that Danbury is the beneficial owner of 100,000 shares of the Issuer's
Series B Convertible Preferred Stock, which is convertible in whole or in part at any time from and after February 28, 2004, and from time to time thereafter into shares of the Issuer's Common Stock in varying amounts, subject to certain limitations as to amount. Danbury acquired such shares on or about February 28, 2003. Reference is made to the Issuer's Current Report on Form 8-K dated April 10, 2003, which was filed with the Securities and Exchange Commission on April 10, 2003, for further information concerning the designations, preferences, and rights of the Series B Convertible Preferred Stock.




                              SCHEDULE 13D
CUSIP No. 294269105	                             Page 12 of 14 Pages


		(5) NFC is the record and beneficial owner of 275,000 shares of the Issuer's Common Stock, which represents 8.21% of the Issuer's Common Stock at this time. Currently, NFC has no other interest, either of record or beneficially, in the Common Stock of the Issuer.

      (b)	(1)   Mr. Parker has the sole power to vote or to direct a
vote and sole power to dispose or to direct the disposition of the 1,500,000 shares of the Issuer's Common Stock of which he is the record and beneficial owner. Other than set forth herein, Mr. Parker does not possess any shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any securities of the Issuer, except that Saddleback, a wholly owned subsidiary of the Company, of which Mr. Parker is a director, President, Secretary, and Treasurer, is the beneficial owner of 1,000,000 shares of the Issuer's Series A Convertible Preferred Stock, which is convertible in whole or in part at any time and from time to time into shares of the Issuer's Common Stock in varying amounts. Saddleback acquired such shares on or about January 31, 2003. Reference is made to the Issuer's Current Report on Form 8-K dated April 10, 2003, which was filed with the Securities and Exchange Commission on April 10, 2003, for further information concerning the designations, preferences, and rights of the Series A Convertible Preferred Stock.

		(2) Mr. Sun has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the 500,000 shares of the Issuer's Common Stock of which he is the record and beneficial owner. Other than set forth herein, Mr. Sun does not possess any shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any securities of the Issuer.

		(3) Ms. Ketner has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the 300,000 shares of the Issuer's Common Stock of which she is the record and beneficial owner. Other than set forth herein, Ms. Ketner does not possess any shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any securities of the Issuer.

		(4)	Danbury has the sole power to vote or to direct a
vote and sole power to dispose or to direct the disposition of the 225,000 shares of the Issuer's Common Stock of which it is the record and beneficial owner. Other than set forth herein, Danbury does not possess any shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any securities of the Issuer, except that Danbury is the beneficial owner of 100,000 shares of the Issuer's Series B Convertible Preferred Stock, which is convertible in whole or in part at any time from and after February 28, 2004, and from time to time thereafter into shares of the Issuer's Common Stock in varying amounts, subject to certain limitations as to amount. Danbury acquired such shares on or about February 28, 2003. Reference is made to the Issuer's Current Report on Form 8-K dated April 10, 2003, which was filed with the Securities and Exchange Commission on April 10, 2003, for further information concerning the designations, preferences, and rights of the Series B Convertible Preferred Stock.





                              SCHEDULE 13D
CUSIP No. 294269105	                             Page 13 of 14 Pages


           	(5) NFC has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the 275,000 shares of the Issuer's Common Stock of which it is the record and beneficial owner. Other than set forth herein, NFC does not possess any shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any securities of the Issuer.

      (c)	Reference is made to Item 5, paragraphs (a) (1) through (a)
(5), above, for information in response hereto.

      (d)	Not applicable.

      (e) 	Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

      Reference is made to Item 3, above, and Item 5, paragraphs (a) (1) and
(a) (4), above, for information in response hereto.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

      The Purchase Agreement was filed as Exhibit 99.3 to the Issuer's Current Report on Form 8-K dated March 31, 2003, which was filed with the Securities and Exchange Commission on March 31, 2003.













                              SCHEDULE 13D
CUSIP No. 294269105	                             Page 14 of 14 Pages




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 10, 2003                   /s/ WILLIAM R. PARKER
                                       -------------------------------
                                        WILLIAM R. PARKER



Date:  April 10, 2003                   /s/ DAVID H. SUN
                                       -------------------------------
                                        DAVID H. SUN


Date:  April 10, 2003                   /s/ CHERYL KETNER
                                       -------------------------------
                                        CHERYL KETNER


Date:  April 10, 2003		       DANBURY CONSULTANTS, INC.

                                  By:  /s/ Christine Woller
                                       -------------------------------
				       Christine Woller
				       Chief Executive Officer


Date:  April 10, 2003		       NFC CONSULTANTS, INC.

                                  By:  /s/ Ellena Duffy
                                       -------------------------------
				       Ellena Duffy
				       Chief Executive Officer